Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor
	Company
	Period	Period	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	ended	Ended	Ended	Ended	Ended
	June 27,	September 25,	October 1,	September 30,	September 29,	September 27,
	2004	2004	2005	2006	2007	2008
Earnings:
Income (loss) before income taxes	33,309	(12,858)	(128,155)	(4,577)	(12,310)	(20,276)
Preferred stock dividend requirement	(9,229)	(2,593)	(11,013)	(15,718)	(23,919)	(32,980)
Fixed charges	21,925	10,089	50,183	59,455	69,848	75,993

Total adjusted earnings	46,005	(5,362)	(88,985)	39,160	33,619	22,737
Fixed charges:
Interest expense	7,563	5,899	32,527	33,781	36,145	33,812
Interest portion of net rental expense	5,133	1,597	6,643	9,956	9,784	9,201
Preferred stock dividend requirement	9,229	2,593	11,013	15,718	23,919	32,980

Total fixed charges	21,925	10,089	50,183	59,455	69,848	75,993
Ratio of earnings to fixed charges	2.1	—	—	—	—	—
Deficiency of earning to cover fixed charges		15,451	139,168	20,295	36,229	53,256